Filer:Howard Schultz & Associations International, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934
                Subject Company: Howard Schultz & Associates International, Inc.
                                                   Commission File No. 000-28000

                     PRG EMPLOYEE CONFERENCE CALL TRANSCRIPT

                                 INVESTOR NOTICE

The Profit Recovery Group International, Inc. ("PRG") and Howard Schultz & Associates International, Inc. ("HS&A") will file a joint proxy statement/prospectus and other relevant documents concerning the proposed acquisition discussed herein with the SEC. Investors of PRG and HS&A are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by PRG free of charge by requesting them in writing from Leslie H. Kratcoski, Director, Investor Relations, The Profit Recovery Group International, Inc., 2300 Windy Ridge Parkway, Suite 100N, Atlanta, GA 30339 or by telephone at 770-779-3900.

PRG and HS&A, and their respective directors and executive officers, and certain of their employees, may be deemed to be participants in the solicitation of proxies from the stockholders of PRG and HS&A in connection with the acquisition. These participants may have interests in the acquisition, including interests resulting from holding options or shares of PRG and HS&A common stock. Information about the interests of directors and executive officers of PRG and HS&A and their ownership of securities of PRG and HS&A will be set forth in the joint proxy statement/prospectus.

Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

Statements made in this transcript which look forward in time involve risks and uncertainties and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such risks and uncertainties include the possibilities that (i) PRG's announced divestitures may require a longer time to accomplish than PRG anticipates, and PRG may incur additional losses if, upon disposal, it does not receive the prices it anticipates for such businesses and may incur unanticipated further charges as a result of divestiture initiatives, (ii) the announced intention by PRG to dispose of the discontinued operations may result in the loss of key personnel and diminished operating results in such operations, (iii) PRG may not achieve anticipated expense savings, (iv) PRG's past and future investments in technology and e-commerce may not benefit its business, (v) PRG's Accounts Payable and French Taxation Services businesses may not grow as expected, (vi) PRG's international expansion may prove unprofitable and (vii), PRG may not be able to successfully complete the acquisition of HS&A or successfully integrate such firm and achieve the substantial planned post-acquisition synergy cost savings even if the acquisition is completed. If the acquisition of HS& is not completed, PRG will incur a substantial charge to operations for cumulative out-of-pocket business combination costs incurred. Other risks and uncertainties that may affect PRG's business include (i) its ability to effectively manage during the divestitures,
(ii) the possibility of an adverse  judgment in pending  securities  litigation,
(iii) the impact of certain accounting pronouncements by the Financial Accounting Standards Board or the United States Securities and Exchange Commission, (iv) potential timing issues that could delay revenue recognition,
(v) the effect of strikes, (vi) future weakness in the currencies of countries in which PRG transacts business, (vii) changes in economic cycles, (viii) competition from other companies, (ix) the effect of bankruptcies of larger clients, (x) changes in governmental regulations applicable to PRG, and other risk factors, detailed in PRG's Securities and Exchange Commission filings, including PRG's Form 10-K filed March 27, 2001. PRG disclaims any obligation or duty to update or modify these forward-looking statements.

                          PRG EMPLOYEE CALL TRANSCRIPT

OPERATOR: HELLO, AND WELCOME TO OUR EMPLOYEE CALL. AT THIS TIME, I'D LIKE TO INTRODUCE JOHN COOK. SIR, PLEASE GO AHEAD

COOK: HELLO. I'M JOHN COOK, FOUNDER AND CEO OF THE PROFIT RECOVERY GROUP INTERNATIONAL. WITH ME IS HOWARD SCHULTZ, FOUNDER AND CEO OF HOWARD SCHULTZ AND ASSOCIATES INTERNATIONAL. WE'D LIKE TO TAKE A FEW MINUTES OF YOUR DAY TO SHARE WITH YOU VERY EXCITING NEWS ABOUT OUR COMPANIES.

AS YOU'VE HEARD, TODAY PRG AND HS&A ANNOUNCED AN AGREEMENT TO BRING OUR COMPANIES TOGETHER. BY COMBINING THE WORLD'S MOST KNOWLEDGEABLE AND ACCOMPLISHED PROFESSIONALS, WE WILL BE CREATING THE WORLD'S LEADING ACCOUNTS PAYABLE RECOVERY AUDIT SERVICE FIRM. WITH OUR INTEGRATED RESOURCES, WE WILL HAVE MORE POWER, SKILL, EXPERIENCE AND TALENT THAN ANY OF OUR COMPETITORS--AND EACH OF YOU SHOULD BE PROUD TO BE ASSOCIATED WITH THIS NEW ORGANIZATION.

THIS IS A SIGNIFICANT MILESTONE IN THE EVOLUTION OF OUR COMPANIES, AS WELL AS OUR INDUSTRY. THOUGH OUR TWO COMPANIES HAVE BEEN STRONG COMPETITORS THROUGH THE YEARS, WE ACKNOWLEDGE EACH OTHER'S STRENGTHS AND EXPERIENCE. WE HOPE TO CAPITALIZE ON THE BEST EACH ORGANIZATION HAS TO OFFER AND TURN THAT INTO AN EVEN STRONGER COMBINED COMPANY.

WE SHARE MORE THAN A BUSINESS MODEL. IN FACT WE HAVE A LOT IN COMMON. WE SHARE A COMMON OBJECTIVE TO DELIVER INNOVATIVE SERVICES AND SUPERIOR RESULTS TO OUR CLIENTS. WE BOTH RECOGNIZE THE NEED TO CONTINUE TO BUILD OUR TECHNOLOGICAL RESOURCES AND IMPROVE OUR METHODOLOGIES SO THAT WE ARE A STEP AHEAD OF OUR CLIENTS. AND PERHAPS MOST IMPORTANTLY, WE SHARE A BELIEF THAT BECAUSE OUR EMPLOYEES AND ASSOCIATES ARE OUR MOST VALUED ASSET, WE MUST HELP YOU ACHIEVE YOUR GREATEST POTENTIAL. IF WE CONTINUE TO FOCUS OUR STRATEGIC DIRECTION ON THESE OBJECTIVES -- SUPERIOR CLIENT SERVICE, BEST IN CLASS TECHNOLOGY AND DEVELOPMENT OF OUR ASSOCIATES - WE'LL CONTINUE TO GROW AND REACH THE ULTIMATE GOAL OF PROVIDING OUR CLIENTS WITH THE MOST COMPREHENSIVE ACCOUNTS PAYABLE REVIEW POSSIBLE.

NOW, I'D LIKE TO TURN IT OVER TO HOWARD SCHULTZ. AS THE CEO AND FOUNDER OF HS&A HE HAS KEPT ME ON MY TOES (AND SOMETIMES EVEN KEPT ME UP AT NIGHT). THE COMPETITION HAS BEEN HEALTHY. BUT WITH THIS ANNOUNCEMENT, WE WILL SOON BE ALIGNED AND WORKING TO ADVANCE THE ACCOUNTS PAYABLE RECOVERY AUDIT INDUSTRY WITH THE POWER OF A COMBINED COMPANY. HOWARD?

SCHULTZ: THANK YOU JOHN. WE ARE INDEED CHARTING A NEW COURSE FOR OUR COMPANIES AND FOR OUR INDUSTRY AT LARGE. I AM CERTAINLY PLEASED WITH THE DIRECTION WE ARE HEADED.

I HAVE SEEN MANY CHANGES OVER THE YEARS. OUR BUSINESS IS A FAR CRY FROM OUR EARLY DAYS OF DIGGING THROUGH REAMS OF PAPER INVOICES. I'VE SEEN THE CONSOLIDATION OF SMALLER COMPANIES, THE INTRODUCTION OF EDI AND THE ADVANCEMENT OF THE INTERNET AND TECHNOLOGIES THAT WILL CREATE MORE OPPORTUNITIES FOR US IN THE FUTURE. THE ONE CONSTANT FOR OUR COMPANY AND THOSE OTHERS WHO HAVE BEEN EQUALLY SUCCESSFUL HAS BEEN INTEGRITY. DEALING FAIRLY WITH CLIENTS AND ASSOCIATES IS OF PARAMOUNT IMPORTANCE. THAT IS THE TRUE FOUNDATION OF OUR SUCCESS.

I SEE THAT SAME INTEGRITY IN JOHN COOK AND THE PEOPLE THAT I HAVE MET AT PRG. THOUGH A COMPETITOR, I HAVE A RESPECT FOR JOHN AND THE ORGANIZATION HE AND HIS TEAM HAVE CREATED. THAT SENSE OF MISSION AND FAIR DEALINGS MADE IT EASY FOR US TO COME TO AN AGREEMENT TO COMBINE OUR COMPANIES. I WOULD NOT HAVE APPROVED THE TRANSACTION IF I DID NOT SINCERELY BELIEVE IT WAS BEST FOR OUR ORGANIZATION, OUR ASSOCIATES AND OUR CLIENTS.

I PLAN TO BE VERY INVOLVED IN THE INTEGRATION PROCESS TO ENSURE THAT THE TRANSITION IS SMOOTH. I WANT TO MAKE SURE THAT THE BEST ELEMENTS OF BOTH COMPANIES COME TOGETHER IN A WAY THAT INCREASES THE CAPABILITIES OF BOTH. I'VE HEARD A SAYING THAT IF TWO PEOPLE HAVE AN APPLE AND THEY SWAP, EACH STILL ONLY HAS ONE APPLE. BUT IF EACH HAS A GOOD IDEA AND THEY SHARE IDEAS, THEN THEY BOTH HAVE TWO GOOD IDEAS. THAT IS MY AIM -- TO DOUBLE THE KNOWLEDGE BASE AND BEST IDEAS IN A COMBINED TEAM.

I LOOK FORWARD TO THE UPCOMING MONTHS OF CREATING A NEW ORGANIZATION THAT WILL ONCE AGAIN REDEFINE THE INDUSTRY. TO DO THIS WE'LL NEED THE SUPPORT, COOPERATION AND EFFORT OF EVERYONE AT BOTH HS&A AND PRG. THANK YOU IN ADVANCE FOR HELPING MAKE OUR VISION COME TRUE. JOHN?

COOK: THANK YOU HOWARD. I LOOK FORWARD TO WORKING WITH YOU TO CREATE THIS NEW ORGANIZATION. I ALSO LOOK FORWARD TO WORKING WITH THE ASSOCIATES OF HS&A AND OUR PRG TEAM. THE PARTICIPATION OF YOU, OUR VALUED ASSOCIATES, IS IMPORTANT TO THE NEW COMPANY. YOU ARE THE REASON THAT OUR COMPANIES HAS EARNED REPUTATIONS FOR QUALITY SERVICE AND PERFORMANCE.

THOUGH THERE WILL BE MANY POSITIVE CHANGES AHEAD, I WANT TO STRESS THAT IT IS BUSINESS AS USUAL RIGHT NOW. WITH ANY TRANSACTION THIS LARGE THERE ARE SEVERAL INTERMEDIATE STEPS THAT MUST BE TAKEN FIRST. THERE ARE SHAREHOLDER, BANK AND REGULATORY APPROVAL THAT MUST BE OBTAINED. SO UNTIL WE COMPLETE THOSE STEPS, HS&A AND PRG WILL CONTINUE TO OPERATE AS TWO DISTINCT COMPANIES. THERE WILL BE NO CHANGE IN THE WAY WE DELIVER SERVICE TO OUR CLIENTS. FOR MORE INFORMATION ON HOW TO CONDUCT BUSINESS IN THIS SETTING, PLEASE REFER TO YOUR BUSINESS OPERATING GUIDELINES THAT WERE DISTRIBUTED WITH THE EMPLOYEE AND ASSOCIATE MATERIALS AS A PART OF THIS ANNOUNCEMENT.

EVERYONE AT HS&A AND PRG SHOULD HAVE RECEIVED AN INFORMATION PACKET ABOUT THE TRANSACTION THAT PROVIDES MORE DETAIL THAN WE CAN GO INTO ON THIS CALL. IF YOU HAVE NOT RECEIVED THIS, OR IF YOU HAVE ADDITIONAL QUESTIONS, WE'VE SET UP AN INFORMATION HOTLINE THAT YOU CAN CALL AT ANY TIME. YOU CAN REQUEST A PACKET TO BE SENT TO YOU, ASK A QUESTION, OR SIMPLY SHARE YOUR THOUGHTS. THAT PHONE NUMBER IS 770 - 779 - 3386, YOU CAN FAX YOUR REQUEST TO: 770-779-3042, or e-mail us at: justask@prgx.com. YOU'LL GET A RESPONSE WITHIN 48 HOURS.

YOU CAN ALSO CONTACT YOUR HR REPRESENTATIVE IF YOU HAVE SPECIFIC QUESTIONS.

THANK YOU ALL FOR CONTINUING TO BE THE PROFESSIONALS THAT YOU ARE. WE ARE PROUD TO BE ASSOCIATED WITH ALL OF YOU AND THE GREAT WORK THAT WE ALL DO FOR OUR CLIENTS. THANK YOU.

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